May 14, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Quest Software, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Form 8-K Filed February 10, 2009
File No. 000-26937

Dear Ms. Collins:

We respectfully submit this letter in response to the letter dated April 30, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Douglas F. Garn, Chief Executive Officer of Quest Software, Inc., a Delaware corporation (the “Company” or “Quest”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008 and Form 8-K Filed February 10, 2009.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments set forth in the Comment Letter, which we have incorporated into this response letter in italics for your convenience.

RESPONSE TO THE COMMENT LETTER

Form 10-K for Fiscal Year Ended December 31, 2008

Item 1.	Business, page 3

1.	We note your risk factor disclosure on page 23 that you face certain risks associated with government contracting. Please tell us what consideration you gave to including in the “Business” section a description of any material portion of your business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government for both of your reportable segments. See Item 101(c)(ix) of Regulation S-K.

We note that Item 101(c)(ix) of Regulation S-K only requires a description of any material portion of our business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government (emphasis added). We respectfully submit that we do not derive a material portion of our business from transactions with the Government that may be subject to renegotiation of profits or termination of contracts at the election of the Government. The majority of our revenues from contracts with federal, state and local government and related agencies is derived from transactions in which third-party resellers rather than Quest are the contracting parties with the Government. In those transactions, the third party resellers bear whatever risk of renegotiation of profits or termination of the underlying contracts by the Government that may exist. The amount of revenue that we generate from transactions where Quest directly contracts with the Government that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government does not represent a material portion of our business.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 41

2.	We note your disclosure that the primary determinant of changes in your maintenance revenue profile is the rate at which your customers renew their annual maintenance and support agreements, and that if your maintenance renewal rates were to decline materially, your maintenance revenues, total revenues and cash flows would likely decline materially as well. Please tell us what consideration you gave to including a detailed quantitative and qualitative discussion of your customers’ renewal rates for the covered periods.

As our business has grown, revenues derived from annual maintenance and support agreements have constituted an increasing proportion of our total revenues. As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our recent periodic reports, the decision by our customers to renew their annual maintenance agreements is a significant factor in the growth rate of our maintenance revenues. The purpose of the disclosure regarding maintenance renewal rates was intended to highlight that the amount of revenues from maintenance renewals in any period is a function of several variables including (i) the decision by each of our customers to renew maintenance for some or all products licensed by such customer and (ii) the amount paid by such customer for each maintenance renewal. We do not believe that a quantitative or qualitative discussion of absolute maintenance renewal rates is helpful or material to an understanding of our overall maintenance revenue profile. The most important factor to understand when evaluating changes in our maintenance revenue profile is the total amount of revenues generated by renewals of maintenance agreements during a given quarter or period. This is the primary metric evaluated by our management team when making operational decisions related to our business. In our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, we have revised the disclosure to emphasize that the primary determinant of changes in our maintenance revenue profile is the extent to which our customers renew their maintenance agreements.

Item 7A.	Quantitative and Qualitative Disclosures About Market Risk, page 51

3.	We note that a substantial portion of your revenue is generated in foreign currencies, and that you have not hedged your currency exposure in the past. Please tell us what consideration you gave to including additional qualitative and quantitative disclosure regarding the risks to your Company posed by multiple currencies, including, but not limited to, the sensitivity of net income and other material reported line items of your financial statements to assumed fluctuations of a specified range of dollar depreciation/appreciation against foreign currencies. In addition, you state that you plan to implement a limited hedging program in the first half of fiscal 2009. In future filings, if material, please include a detailed qualitative and quantitative discussion of your hedging program and its impact on your foreign currency exposure.

We have provided qualitative disclosure of the risks posed to us by foreign exchange rate fluctuations in our risk factor captioned “Our operating results may be negatively impacted by fluctuations in foreign currency exchange rates” on page 20 of our Form 10-K for the fiscal year ended December 31, 2008. In addition, we have both qualitatively discussed our foreign exchange risk and provided quantitative disclosure of our foreign currency gains and losses under the caption “Quantitative and Qualitative Disclosures About Market Risk” on page 51 of our Form 10-K and on page 24 of our Form 10-Q for the quarter ended March 31, 2009. Also, we have disclosed the impact of foreign exchange rate fluctuation within Management’s Discussion and Analysis of Financial Condition and Results of Operations of our Form 10-Q for the quarter ended March 31, 2009.

We respectfully submit that our qualitative and quantitative disclosures satisfy the requirements of Regulation S-K Item 305 (Quantitative and Qualitative Disclosures About Market Risk). We do not believe, for example, that sensitivity or similar quantitative analysis of the impact of foreign currency exchange rate fluctuations on our operating results is required. Such disclosure would be appropriate only as related to market risk sensitive instruments (see Regulation S-K Item 305(a)). As discussed in the paragraph below, we have no market risk sensitive instruments other than within our newly-implemented, limited hedging program, which did not have any open positions as of March 31, 2009.

In March 2009 we implemented a limited foreign exchange hedging program, which we discuss on page 25 of our Form 10-Q for the quarter ended March 31, 2009. The hedging program is initially limited to hedges of our foreign exchange exposures related to our balance sheet. To date, our limited foreign exchange hedging program is not material. We will continue to monitor the program and, should it become material in the future, we will include a detailed qualitative and quantitative discussion of the program in upcoming filings consistent with the requirements of Regulation S-K Item 305.

Item 15.	Exhibits, Financial Statements Schedules

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

4.	We note that VSOE of fair value for PCS for your multiple element arrangements is established based on the price charged in an arms length, annual renewal transaction with end customers where the only offering sold is maintenance. While we note your disclosures on page F-9 where you state that standalone maintenance renewal transactions are “typically” for one year in duration, we also note that the Company offers multi-year maintenance renewal plans. Please clarify whether your analysis of VSOE of PCS is limited to renewals of one year maintenance services. Also, please describe the process you use to evaluate the various factors that affect your VSOE including customer type and other pricing factors. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value. In this regard, we note your discussion on page 23 regarding increased discounting in maintenance renewal bookings and your disclosures on page 18 where you indicate that it is not uncommon for large, more sophisticated customers to heavily negotiate terms and conditions for services. Tell us what impact, if any, these pricing practices have had on your ability to establish VSOE of fair value for PCS. We refer you to paragraph 10 of SOP 97-2.

Our quarterly analysis of VSOE of fair value for PCS includes renewals of one-year, two-year and three-year maintenance services contracts. Accordingly, our VSOE sampling and analysis is not limited to renewals of one year maintenance services.

We currently analyze various factors that affect VSOE of fair value for PCS such as product group, extended versus standard support and the number of years of PCS prepaid. The process used to evaluate these factors involves quarterly sampling of maintenance renewals contracts encompassing the aforementioned factors.

Our sales and pricing practices applied to our customers relative to PCS are guided by policies associated with product group, extended versus standard support and the number of years of PCS prepaid. Therefore, we determine PCS fair value as a function of these factors versus on a per customer basis.

Regarding our Risk Factor captioned “Contractual terms or issues arising during software license negotiations may affect the timing of transactions and revenues” on page 18 which notes that some customers heavily negotiate terms and conditions and our Risk Factor captioned “Maintenance revenue could decline” on page 23 indicating increased discounting in maintenance renewal bookings, we closely monitor the occurrence of these activities. We note that currently, these activities do not impact our ability to establish VSOE of fair value of PCS because most of our orders follow consistent sales and pricing practices. Accordingly, we have analyzed our VSOE of fair value for PCS on the factors noted above of product group, extended versus standard support and the number of years of PCS prepaid, rather than on a per customer basis. Since VSOE of fair value for PCS is not assessed on a per customer basis, upon the consummation of such license contracts with discounts or heavily negotiated terms or conditions, for example, maintenance rates outside of our VSOE of fair value for PCS parameters, we re-allocate value from license to maintenance over the applicable PCS period. The re-allocation reflects the difference between the contractual maintenance rates which are below the acceptable range of the bell shaped curve and the VSOE of fair value for PCS midpoint.

5.	We note that VSOE for consulting and training services is determined by reference to the Company’s established pricing and discounting practices for these services when sold separately. Please tell us if the rates for such services and the discounts applied vary from customer to customer and if so, tell us how you are able to reasonably establish VSOE of fair value for such services pursuant to paragraph 10 of SOP 97-2.

Our sales, pricing and discounting practices applied to our customers relative to professional services are guided by published pricing and discounting guidelines. The discounting that takes place does not impact our ability to establish VSOE of fair value of professional services because most of our orders follow consistent sales, pricing and discounting practices. Therefore, the rates for such professional services do not materially vary by customer and accordingly VSOE of fair value for professional services is measured across all customers versus on a per customer basis.

We have reasonably established VSOE of fair value for professional services by sampling our professional services transactions on a quarterly basis. Such sampling includes both discounted and non-discounted professional services orders.

Since VSOE of fair value for professional services is assessed across all customers versus on a per customer basis, when license contracts with significant professional services discounts are consummated, such as for professional services rates outside of our VSOE of fair value for professional services parameters, we re-allocate value from license to professional services. The re-allocation reflects the difference between the contractual professional services rates which are below the acceptable range of the bell shaped curve and the VSOE of fair value for professional services midpoint. The professional services are then recognized when the related services are rendered.

6.	We note your disclosures on page 45 where you indicate that effective January 1, 2007 the Company modified your revenue recognition practice for reseller transactions, due to a change in circumstances involving improved cash collection histories with these resellers. We further note that in 2006 and prior years, license revenues from reseller sales were typically deferred until cash was collected from the reseller. Please explain further whether the 2007 change applied to all your channel partner sales or whether it was limited to those resellers for which the Company was able to reasonably establish a history of successfully collecting payments. If this change applied to all reseller sales, tell us how you determined that you met the probability of collection criteria of SOP 97-2. Also, clarify for us whether you recognize revenue from reseller transactions on a sell-in or sell-through basis. Further, tell us how you considered including a discussion of your revenue recognition policy for reseller sales in Note 1.

The 2007 modification of our revenue recognition practice for reseller transactions applied to those resellers for which we were able to establish a history of consistent, timely cash collection. For those resellers without a history of consistent, timely cash collection, we defer until cash collection occurs.

This modification to our revenue recognition practice for reseller transactions did not apply to all resellers and therefore the collection criteria of SOP 97-2 was applied to each individual reseller rather than to all channel partners sales in aggregate.

We recognize revenue from reseller transactions upon invoicing the order provided all other revenue recognition criteria have been met. Our reseller transactions contain a legally binding commitment from the end user to the reseller substantiated by end user license agreements, shrink wrap license agreements, no right of return in the vast majority of reseller contracts, non-cancelable terms and customary payment terms versus payment terms that are lengthy or contingent on end user actions. This has been our historical practice whereby we accept orders from our resellers and distributors and simultaneously recognize revenue since the resellers and distributors have existing orders from an end user customer.

Regarding our disclosures in Note 1 about revenue recognition, we considered the elements of our accounting policy for revenue recognition, including the criteria for revenue recognition, VSOE of fair value and the factors that affect our assessment of whether revenue recognition criteria are satisfied. Further, we considered whether the modification of our revenue recognition practice for reseller transactions was a new accounting policy or a change in estimate relative to our existing practice. We respectfully believe the modification of our revenue recognition practice for some reseller transactions represents a change in estimate relative to our existing accounting practice. As such, the impact of the application of this change in estimate, specifically in 2007, resulted in an increase to revenue that we believe was appropriate to disclose in our MD&A versus Note 1 in order to provide narrative explanation of our financial statements, to enhance overall disclosure and context and to provide information about the potential variability of our earnings. In future filings, we will enhance our Note 1 disclosures regarding the revenue recognition practices for reseller transactions.

7.	We note your disclosure on page F-11 where you indicate that there are circumstances for which you are unable to recognize revenue related to sales transactions that have been billed but the related receivable has not been collected. You also indicate that while the receivable represents an enforceable obligation, for balance sheet presentation purposes, you offset the deferred revenue with the related accounts receivable. Please describe further the type of transactions for which you apply this accounting. Also, tell us how you determined that it was appropriate to net the deferred revenue against the related accounts receivable and please provide the authoritative guidance you relied upon when making this determination.

We offset deferred revenue with the associated accounts receivable obligations in connection with our sales of licenses and first year PCS for any contracts which required deferral as of the end of a reporting period under SOP 97-2. For example, with respect to transactions with resellers that are deferred, the deferral of license revenue is the result of the Company’s consideration of the provisions of paragraph .30 of SOP 97-2. The Company believes the terms of these arrangements result in a customer account receivable at the time of delivery of the licensed software that is enforceable and that should be recorded in its consolidated balance sheet. A corresponding amount is recorded at the time of the transaction as a component of deferred revenue. Because the Company has a legally enforceable transaction and the right to bill for products and services provided, the Company believes that its initial recording of an account receivable and a corresponding amount of deferred revenue is appropriate.

The CCH Revenue Recognition Guide (Authors: Ashwinpaul C. Sondhi and Scott A. Taub), on page 321 within the section titled Accounts Receivable and Deferred Revenue, indicates net treatment of deferred revenue and accounts receivable is acceptable. The guide states “the SEC staff believes that it is generally not appropriate to record a receivable in this case. Because the conditions for revenue recognition have not yet been met and payment not made, neither party has fulfilled its obligations under the contract. As a result, SEC registrants should treat the contract as an executory contract under which neither party has performed. This treatment results in neither a receivable nor a liability in the financial statements. This position is consistent with TPA 5100.58 where the AICPA Task Force on software revenue recognition issues effectively concluded that a receivable does not exist (and therefore cannot be considered transferred for accounting purposes) when revenue cannot be recognized due to extended payment terms.” The guide further states, “Although the receivable and related deferred revenue may not be reflected in the financial statements, a company may wish to record these entries in its internal records to ensure that receivables are properly tracked and that obligations related to potential returns are considered. When the receivable and deferred revenue are not reflected in the financial statements, a company using this procedure should ensure that these assets and liabilities are eliminated. This is particularly important because financial statement users generally assume that amounts shown as deferred revenue have already been paid. As a result, recording deferred revenue when payment has not yet been received may cause a user to misunderstand the company’s cash flow position.”

The Ernst &Young SOP 97-2 manual titled Financial Reporting Developments: Software Revenue Recognition, an Interpretation, paragraph 26-5, page 128, indicates net treatment of deferred revenue and accounts receivable is acceptable. The manual states “it is not appropriate to record a receivable, and an offsetting amount of deferred revenue, when fees associated with a software licensing arrangement are not 1) fixed or determinable or 2) collectible.” The manual further states, “As the basic criteria for revenue recognition have not been satisfied and no amounts have been collected from the customer, neither party has completed its obligations pursuant to the arrangement. Accordingly, for accounting purposes the arrangement should be accounted for in a manner similar to any executory contract under which neither party has performed. In such cases, neither a receivable nor a payable should be recorded in the vendor’s financial statements until cash is received or the basic criteria for revenue recognition have been satisfied.”

We note that Statement of Financial Accounting Standards No. 48, Revenue Recognition When Rights of Return Exists (SFAS 48) states in paragraph 6, “Sales revenue and costs of sales revenue and cost of sales that are not recognized at the time of sale because the foregoing conditions are not met shall be recognized either when the return privilege has substantially expired or if those conditions are subsequently met, whichever occurs first.” While Quest’s sales are generally not subject to return, this authoritative literature would effectively result in the deferred revenue for such sales with return privileges being offset against the related receivable. With the absence of specific guidance in SOP 97-2 relative to advance billings, we believe looking to analogous guidance in SFAS 48 is reasonable, as this practice is therefore not inconsistent with the provisions of SOP 97-2.

We have also reviewed interpretive guidance published by additional Big Four accounting firms indicating that advance billings should be presented on a net basis, such that no amounts are recorded on the balance sheet.

Based on the foregoing, we determined it was appropriate to net the deferred revenue against the related accounts receivable advance billings.

8.	We note that the Company recognizes channel rebates as an offset to revenue pursuant to EITF 01-09. Please tell us the amount of rebates recognized for each period presented and to the extent such rebates are material, tell us how you considered including a discussion in MD&A with regards to these pricing adjustments and the effects they have had on your revenues and results of operations for each period presented. We refer you to SEC Release 33-8350.

The amount of rebates recognized for the twelve months ended December 31, 2008 and 2007 were approximately $1,000,000 and $750,000, respectively. There were no rebates recognized for the twelve months ended December 31, 2006. These rebates or pricing adjustments represent less than one half of one percent of our total revenue and accordingly we determined them to not be material. As such, when considering items for our MD&A discussion, we determined these pricing adjustments did not have a significant effect on revenues and results of operations for each period presented.

Note 8. Income Taxes, page F-22

9.	We note that during fiscal 2008, the Company entered into an appeals process with the Interregional Inspectorate of the Federal Tax Service of Russia and you also filed requests with the French Tax Authority in an attempt to resolve tax adjustments proposed by these authorities as a result of their tax audits. Please tell us the amount of the proposed adjustments and the amount, if any, already provided for in the financial statements.

Interregional Inspectorate of the Federal Tax Service of Russia – The amount of the proposed adjustment is $1.4 million. In order to secure the appropriate tax court through the appeal process, the amount was voluntarily pre-paid in 2008. As the amount relates to Value Added Tax and is not considered a probable loss under FAS 5, the pre-paid amount is recorded as a long-term asset in the Company’s balance sheet for the period ended December 31, 2008.

French Tax Authority – The amount of the proposed adjustment is approximately $2.1 million. The amount provided for in the financial statements is approximately $0.5 million.

10.	We also note from your disclosures on page 44 that the Company recorded a tax benefit of $5.1 million in fiscal 2008 resulting from the closure of the IRS’s examination of your tax returns through December 31, 2004. Tell us how you reflected this benefit in your rate reconciliation on page F-23. If this amount was netted in the “other” line item, then please also explain the other components included in this line item.

For the period ended December 31, 2008, the tax benefit recorded by the Company of $5.1 million resulting from the closure of the IRS’s examination of the Company’s tax returns through December 31, 2004, was included in the “Foreign Taxes & Foreign Losses with Tax Benefit”, “Research & Development Tax Credits” and “Other” categories of the Company’s rate reconciliation. The amount included in the “Other” category of the Company’s rate reconciliation relates to an item of transfer pricing.

Note 10. Employee Benefit Plans

Profit Sharing Plan, page F-26

11.	We note that in October 2008, the Company adopted the 2008 Managing for Results (“MFR”) Profit Sharing Plan, which allows you to award performance plan units that are payable in either restricted stock units (“RSU”) or cash at the discretion of the Compensation Committee. We further note that for 2008 the Company “expects” to award RSUs and therefore you considered these awards to be equity awards. Tell us the number of awards issued under the MFR plan during fiscal 2008 and tell us how you determined the value of these awards. Also, tell us at what point the Compensation Committee decides how the performance plan units will be paid (i.e. cash or RSUs) and tell us whether this decision is subject to change prior to vesting. In this regard, tell us how you considered the guidance in SFAS 123R in determining that equity classification for these awards is appropriate.

We awarded 749 “performance units” under the MFR plan in October 2008. Under the terms of the MFR plan, these performance units were payable at the discretion of the Compensation Committee of our Board of Directors in either RSUs or cash upon the achievement of certain financial performance objectives and continued service requirements. The target value of each performance unit at the time of the award was approximately $16,700 and the actual value of each performance unit, based on the Company’s actual financial performance in 2008, was $13,325. A meeting with the Compensation Committee was held on March 19, 2009 to discuss, among other things, the level of achievement against established performance objectives under the 2008 MFR plan. During this meeting the Compensation Committee also discussed and approved management’s recommendation to settle the awards with RSUs and approved the grant of 684,596 RSUs to employees. This decision is not subject to change prior to the vesting of such RSUs. Under the terms of the MFR plan, the number of RSUs issuable for each performance unit originally awarded was determined by dividing the actual value of the performance unit by the volume-weighted average price of a share of our common stock for the year ended December 31, 2008 (which was $13.98). The estimated value of each award for the fiscal year ended December 31, 2008 was determined based on the closing market price of Quest stock for the last trading day of the fiscal year 2008 reporting period (December 31, 2008). The final value of each award was determined based on the closing market price of Quest stock on March 19, 2009, the date the Compensation Committee approved the grant of the RSUs (March 19, 2009).

For fiscal year ended December 31, 2008, we determined that equity classification for the 2008 MFR Plan awards was appropriate based on criteria set forth in SFAS 123R paragraph 34. The written terms of these award agreements were such that the Company had the sole right to determine whether or not RSUs or cash would be issued and the Company both intended to issue RSUs and expected the Compensation Committee to approve of such recommendation. The MFR Plan type of award was implemented by the Company in 2008; as such the Company has no history of settling these types of awards. On March 19, 2009 the Company settled the 2008 MFR Plan awards with RSUs.

Form 8-K Filed February 10, 2009

12.	We believe the non-GAAP operating statement columnar format appearing in the Form 8-K filed on February 10, 2009 (Exhibit 99.1) may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a “measure.” Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K, Regulation G and the Division of Corporation Finance’s Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

We have revised our presentation of non-GAAP measures in our Form 8-K filed on May 11, 2009 (Exhibit 99.1) to address the Commission’s comment. The columnar presentation of non-GAAP measures has been removed from our income statements and is now presented in a separate table showing individual non-GAAP measures and a reconciliation of such measures to the most directly comparable GAAP measures. We will continue using this revised presentation format in future filings.

* * * * * * * *

As directed in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to David P. Cramer, the Company’s Vice President, General Counsel and Secretary, at (949) 754-8023 or by facsimile at (949) 754-8799.

Sincerely,

Quest Software, Inc.

By:	/s/ David P. Cramer
David P. Cramer
Vice President, General Counsel and Secretary

Cc:	Evan Jacobson, Staff Attorney
Mark Shuman, Branch Chief-Legal
Kari Jin, Staff Accountant
Barbara Jacobs, Assistant Director